Exhibit 99.1

Date:	November 28, 2018	530 - 8th Avenue SW, 6th Floor Calgary AB, T2P 3S8
www.computershare.com

To:	All Canadian Securities Regulatory Authorities

CANCELLATION OF MEETING

Subject: PRECISION DRILLING CORPORATION

Dear Sir/Madam:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Special Meeting
Record Date for Notice of Meeting :	November 2, 2018
Record Date for Voting (if applicable) :	November 2, 2018
Beneficial Ownership Determination Date :	November 2, 2018
Meeting Date :	December 11, 2018 - CANCELLED
Meeting Location (if available) :	Calgary AB
Issuer sending proxy related materials directly to NOBO:	No
Issuer paying for delivery to OBO:	Yes

Notice and Access (NAA) Requirements:
NAA for Beneficial Holders	No
NAA for Registered Holders	No

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON	74022D308	CA74022D3085

Sincerely,

Computershare
Agent for PRECISION DRILLING CORPORATION